ATTACHMENT FOR CURRENT FILING OF N-SAR
SUB-ITEM 77M

Immediately after the close of business on November 5, 2010, the Strategic Income Opportunities Trust  will acquire the assets (subject to all the liabilities) of Strategic Bond Trust in exchange for the shares of the Strategic Income Opportunities Trust. The transaction was approved by the Board of Trustees of each portfolio on June 23-25, 2010 and by shareholders of the Strategic Bond Trust on September 28, 2010. The terms of the transactions are set forth in the Plan of Reorganization dated June 25, 2010 attached as Sub-Item 77Q Exhibit A.